SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from Commission file number

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation

111 North Wall Street

Spokane, WA  99201

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1.                                       An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2.                                       An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan as been in existence).

3.                                       The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4.                                       In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.  To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA shall not be available.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

INFORMATION TO BE INCLUDED IN THE REPORT:

1.	Not applicable, see Item 4.

2.	Not applicable, see Item 4.

3.	Not applicable, see Item 4.

4.	Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Certified Public Accountants

Report of Independent Certified Public Accountants

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Summary of Accounting Policies

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year

Schedule of Reportable Transactions for the Year Ended December 31, 2002

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Investment Plan and Trust
(Name of Plan)

June 26, 2003	/s/ William R. Basom
(Date)	(Signature)
William R. Basom
Vice President, Treasurer and Principal Accounting Officer

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Index to Financial Statements and Supplemental Schedules

Report of Independent Certified Public Accountants

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Summary of Accounting Policies

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year

Schedule of Reportable Transactions for the Year Ended December 31, 2002

Exhibit 23.1

Consent of Independent Certified Public Accountants

Exhibit 99.1

Certification pursuant to Section 906 of Sarbanes-Oxley Act of 2002

Exhibit 99.2

Certification pursuant to Section 906 of Sarbanes-Oxley Act of 2002

Report of Independent Certified Public Accountants

To the Participants and Administrative

Committee of the Sterling Savings Bank

Employee Savings and Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

May 9, 2003

Spokane, Washington

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value:
Mutual funds	$6,210,407	$6,290,053
Common stock of Sterling Financial Corporation	7,764,890	5,173,684
Collective trust funds	2,160,677	1,117,235
Participant loans	101,290	—
	16,237,264	12,580,972

Cash and cash equivalents	16,156	—

Receivables:
Participants contribution	—	68,927
Employer contribution	30,875	22,215
Accrued interest	2,840	2,693
Net assets available for benefits	$16,287,135	$12,674,807

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income:
Interest	$2,956
Dividends	916,862
Net depreciation in fair value of investments	(352,361)
567,457

Contributions:
Participants	2,854,350
Employer	795,431
Total additions	4,217,238

Deductions to net assets attributed to:
Distributions and benefits paid to participants	585,146
Administrative expenses	19,764
Total deductions	604,910
Net increase in net assets available for benefits	3,612,328

Net assets available for benefits:

Beginning of year	12,674,807

End of year	$16,287,135

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year-end.  The estimated value of the collective trust funds is determined based on the trustee’s calculation of the aggregate quoted market price of the underlying investments adjusted for certain expenses. Sterling Financial Corporation common stock is valued at its quoted market price.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

1.       Description of Plan

The following description of the Sterling Savings Bank (“Sterling” or “the Employer”) Employee Savings and Investment Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 may enroll on the first day of the month following one calendar month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may contribute from 1% to 20% of their compensation up to the statutory maximum through payroll deductions to the Plan.

Participants contributing to the Plan are entitled to an Employer matching contribution should Sterling elect to make one. Sterling’s matching contribution for the year ended December 31, 2002 was 35% of the employee’s contribution up to 10% of the participant’s compensation. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. All Employer contributions are initially invested in the common stock of Sterling Financial Corporation.  Participants who have been employed with Sterling for five years or more have the option of reallocating employer contributions into any of the Plan’s other investment funds.  Amounts contributed by both Sterling and the participant shall not exceed 25% of compensation paid to the participants during the fiscal year or the maximum amount allowable as a tax deduction by Sterling.

Investment Options

Participant contributions are invested in separate investment types as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution and an allocation of Sterling’s contribution and Plan earnings. Allocations of Sterling’s contribution and Plan earnings are based on participant account balances, as defined in the Plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account.

Vesting

A participant is 100% vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Forfeitures

Forfeited invested accounts totaled $20,109 and $3,042 at December 31, 2002 and 2001, respectively.  Forfeitures of Company contributions will reduce future matching contributions.  Forfeitures in the amount of $3,042 were used to offset employer’s contributions for the year ended December 31, 2002.

Payment of Benefits

Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution.

Participant Loans

Commencing March 2002 participants may borrow from their fund accounts up to a maximum of 50% of their vested account balance.  However, participant loans can be no more than $50,000 minus the participant’s highest outstanding loan amount during the prior twelve months.  The loans are secured by the vested balance in the participant’s account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all loans funded during the next month.  Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years.

Administrative Expenses

Expenses for administration of the Plan are paid by the Plan.

2.       Investments

The following table presents the fair value of investments, including those that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001.

	2002	2001
Corporate Stocks:
Common Stock of Sterling Financial Corporation	$7,764,890	$5,173,684

Collective Trust Funds:
Merrill Lynch Retirement Preservation Trust	2,160,677	1,117,235

Mutual Funds:
Federated Equity Fund	1,317,607	1,496,493
MFS Capital Opportunity Fund	1,288,323	1,540,153
Delaware Group Trend Fund	1,108,205	1,152,581
Merrill Lynch S&P 500 Index	898,584	939,500
Alliance Premium Growth Fund	661,492	692,234
Mercury Total Return Bond Distributor	391,116	84,236
AIM Balanced Fund	306,965	288,722
Merrill Lynch Global Allocation Fund	80,154	16,875
Van Kampen Emerging Growth Fund	79,453	52,842
Federated International Equity Fund	49,523	26,417
MFS Value Fund	28,985	—

Participant Loans	101,290	—
	$16,237,264	$12,580,972

During the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2002
Mutual funds	$(1,771,643)
Common stock of Sterling Financial Corporation	1,419,282
$(352,361)

3.                    Investment in the Plan is participant-directed, except for the Employer’s matching contributions which are invested directly in purchased Sterling Financial Corporation common stock.  Participants at their discretion may also direct their investments to Sterling Financial Corporation common stock.  The following information includes both participant and non-participant directed investment balances.  Information about the net assets of the Sterling Financial Corporation Common Stock Fund as of December 31, 2002 and 2001, and the change in the net assets for the years ended December 31, 2002 and 2001, is as follows:

	2002	2001
Net assets:
Common stock of Sterling Financial Corporation	$7,764,890	$5,173,684

Changes in net assets for the year ended December 31:	2002	2001
Contributions	$1,115,486	$877,447
Dividends	780,037	469,582
Net appreciation	1,419,282	703,874
Benefits paid to participants	(310,642)	(209,004)
Administrative expenses	(8,562)	(7,283)
Loans issued	(56,831)	—
Transfers to participant-directed investments	(347,564)	(131,774)
	$2,591,206	$1,702,842

4.       Plan Termination

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and non forfeitable.  All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan administrator shall determine.

5.       Tax Status

The Employer has not received a letter from the Internal Revenue Service (IRS) informing them the Plan is qualified and exempt under Section 401(k) of the Tax Reform Act of 1986, as amended. However, the Plan is a prototype plan for which the Plan’s trustee has obtained a favorable ruling from the IRS regarding its tax-exempt status.

6.       Related – Party Transactions

Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Certain Plan investments are shares in Sterling Financial Corporation common stock.  Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

7.       Reconciliation of Financial Statements to Form 5500

The following schedules reconcile the financial statements with the Form 5500 for the year ended December 31, 2002.

Net assets available for benefits per the financial statements	$16,287,135

Benefit obligations currently payable	(15,389)

Net assets available for benefits per the Form 5500	$16,271,746

Benefits paid to participants per the financial statements	$585,146

Add: Amounts currently payable at December 31, 2002	15,389

Benefits paid to participants per the Form 5500	$600,535

Amounts currently payable to participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, 2002, but had not yet been paid as of that date.

Supplemental Schedules

Sterling Savings Bank
Employee Savings and Investment Plan and Trust

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2002
EIN: 91-1166044  Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

	Common Stock
*	Sterling Financial Corp	Common stock, 412,587 shares at $1 par value	$5,792,795	$7,764,890

	Collective Trust Funds
*	Merrill Lynch Retirement Preservation Trust	2,160,677 shares		2,160,677

	Mutual Funds
	Federated Equity Fund	Mutual Fund, 100,122 shares		1,317,607
	MFS Capital Opportunity Fund	Mutual Fund, 137,936 shares		1,288,323
	Delaware Group Trend Fund	Mutual Fund, 78,374 shares		1,108,205
*	Merrill Lynch S&P 500 Index	Mutual Fund, 83,512 shares		898,584
	Alliance Premium Growth Fund	Mutual Fund, 48,144 shares		661,492
	Mercury Total Return Bond Distributor	Mutual Fund, 27,385 shares		391,116
	AIM Balanced Fund	Mutual Fund, 14,751 shares		306,965
*	Merrill Lynch Global Allocation Fund	Mutual Fund, 7,025 shares		80,154
	Van Kampen Emerging Growth Fund	Mutual Fund, 2,811 shares		79,453
	Federated International	Mutual Fund, 4,363 shares		49,523
	MFS Value Fund	Mutual Fund, 1,755 shares		28,985

	Participant Loans	5.75% interest, maturing through November 2007		101,290

				$16,237,264

* Represents party-in-interest to the Plan.

** Cost information is omitted with respect to participant or beneficiary directed transactions.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Schedule of Reportable Transactions for the Year Ended December 31, 2002**

EIN: 91-1166044  Plan Number: 001

(a)	(b) Identity of Party Involved	(c) Description of Asset	(d) Purchase Price	(e) Selling Price	(f) Cost of Asset	(g) Current Value of Asset on Transaction Date	(h) Net Gain

*	Sterling Financial Corp.	Employer Securities - Common Stock	$810,054	$233,388	$153,713	$233,388	$79,675

*                 Represents party-in-interest to the Plan.

**          Represents transactions or a series of transactions related to non participant directed investments in excess of 5% of the fair value of Plan assets at the beginning of the year.